Ahold CFO
Hannu Ryopponen
accepts new
career challenge



Zaandam, The Netherlands, May 24, 2005 - Ahold today announced that CFO Hannu Ryopponen has decided to accept a new position outside the company. He will remain Ahold CFO until August 31, 2005, and will become CFO and deputy to the CEO of Stora Enso as of September 1, 2005.

Stora Enso, a Finnish-Swedish publicly-listed company, is an integrated paper, packaging and forest products group. Mr. Ryopponen will work from their International Office in London.

Ahold President and CEO Anders Moberg, commenting on the departure of his CFO, said: "I regret Hannu is leaving the company. His achievements during the Road to Recovery have been instrumental in getting the company back on track. However, I quite understand that this is an interesting opportunity for Hannu, and London will be his homebase again. I would like to thank Hannu for his considerable contribution to our company in difficult times, and wish him all the best in this new challenge."

Hannu Ryopponen joined Ahold on July 1, 2003, at a time when our recovery strategy was still being developed. He has played a significant role in restoring the financial health of the company. Under his leadership, we completed our successful rights issue at the end of 2003 and were able to carry out our ambitious divestment program at high pace. As a consequence, the company's net debt position improved substantially and we were able to establish a new unsecured credit facility with much better terms and conditions.

The search for Hannu Ryopponen's successor will start immediately.

Ahold Corporate Communications: +31 (0)75 - 659 5720

Disclaimer
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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